

September 11, 2012

Via E-mail
Ken Jian Xiao, CEO
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District,
Guangzhou, PRC

> **Re:** **China Mobile Games and Entertainment Group Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 7, 2012**
> **File No. 333-183423**

Dear Mr. Xiao:

We have reviewed your registration statement and have the following comment.

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

1.   We note from your disclosures on page 178 and 179 that Dr. Zhang may be deemed to have beneficial ownership of all the shares held in VODone by virtue of his status as a controlling person and as such he will have 88.1% voting power in the company following the Distribution transaction. We further note that you are in the process of transferring 100% of the equity ownership in Yingzheng to Dr. Zhang. Please tell us how the change in the VIE's ownership structure will impact your consolidation analysis.   In this regard, describe the agreements that you will rely upon to determine whether you have the power to direct the activities that most significantly impact the VIE's economic performance and tell us how Dr. Zhang's majority ownership in both the company and the VIE will impact your analysis. In your response, specifically address how you will determine whether the kick-out rights are substantive and whether you believe that Dr. Zhang's ownership interests are barriers to exercising such rights. We refer you to the guidance ASC 810-10-55-35.

Ken Jian Xiao
China Mobile Games and Entertainment Group Limited
September 11, 2012
Page 2

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
        Benjamin Su, Esq
        Kirkland & Ellis International LLP